GL ENERGY & EXPLORATION, INC.
8721 Sunset Blvd., Penthouse 7
Hollywood, California 90069

June 27, 2006

VIA FACSIMILE AND EDGAR
Facsimile No.: (202) 772-9220

Ms. Tangela Richtor
United States
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 0304

Re:	GL Energy and Exploration, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed April 21, 2006 File No. 000-31032

Dear Ms. Richtor:

In connection with Amendment No. 1 (the “Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2006 (the “Information Statement”) being filed of even date herewith, we hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ DAVID MICHERY

David Michery
President